                                                  REGISTRATION NO. 33-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               HEALTHSOURCE, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                  NEW HAMPSHIRE                                02-0387748
(State or Other Jurisdiction of Incorporation or             (I.R.S. Employer
                  Organization)                              Identification No.)

                             TWO COLLEGE PARK DRIVE
                          HOOKSETT, NEW HAMPSHIRE 03106
                                 (603) 268-7000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                             NORMAN C. PAYSON, M.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               HEALTHSOURCE, INC.
                             TWO COLLEGE PARK DRIVE
                          HOOKSETT, NEW HAMPSHIRE 03106
                                 (603) 268-7000
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                    Copy to:

                            DANIEL N. GREGOIRE, ESQ.
                          SHEEHAN PHINNEY BASS + GREEN
                            PROFESSIONAL ASSOCIATION
                                 1000 ELM STREET
                            MANCHESTER, NH 03105-3701
                                 (603) 668-0300



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         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM
TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ( )

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: (X)

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ( )

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ( )

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ( )

                         CALCULATION OF REGISTRATION FEE

                                                            Proposed
Title of Each                                               Maximum              Proposed
Class of                                                    Offering             Maximum                     Amount of
Securities to              Amount to be                     Price Per            Aggregate                   Registration
be Registered              Registered                       Security             Offering Price              Fee (1)
- -------------              ----------                       --------             --------------              -------
5% Convertible
Subordinated
Notes Due 2003             $247,250,000                            100%                $247,250,000           $85,259

Common Stock,
par value $.10               5,264,558 sh (2)                       --                      --                   --
per share


(1) Calculated pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

(2) Based on a conversion price of $46.965 per share, and is deemed to include any additional shares of Common Stock that may be issuable upon conversion of the Notes as a result of the antidilution provisions thereof. Pursuant to Rule 457(i), no registration fee is required for these shares.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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




Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              SUBJECT TO COMPLETION

                               HEALTHSOURCE, INC.

                                  $247,250,000

                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2003

         The 5% Convertible Subordinated Notes Due 2003 (the "Notes") of Healthsource, Inc., a New Hampshire corporation ("Healthsource" or the "Company"), and the shares of the Company's Common Stock, par value $.10 per share (the "Common Stock" and together with the Notes, the "Securities"), issuable upon conversion thereof, may be offered for sale from time to time for the account of certain holders of the Securities (the "Selling Holders") as described under "Selling Holders." The Selling Holders may from time to time sell the Securities offered hereby directly to other purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to then prevailing market prices or at negotiated prices. See "Plan of Distribution."

         The Notes will mature on March 1, 2003, unless previously redeemed or converted. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year commencing September 1, 1996. The Notes bear interest from March 6, 1996. Holders of the Notes (the "Holders") are entitled through March 1, 2003, subject to prior redemption, to convert any Notes or portions thereof into Common Stock at a conversion price of $46.965 per share, subject to certain adjustments. See "Description of the Notes - Conversion of Notes." The Notes have been designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market and the Company has applied to list the Notes for trading on the New York Stock Exchange (the "NYSE"). The Common Stock is traded on the NYSE under the symbol "HS." On June 3, 1996, the last reported sale price of the Common Stock on the NYSE was $22 1/2 per share.

         The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after March 1, 1999, at the declining redemption prices set forth herein plus accrued interest. In the event of a Change of Control (as defined herein), each Holder of Notes may require the Company to repurchase such Holder's Notes in whole or in part at a repurchase price of 101% of the principal amount thereof plus accrued interest. See "Description of Notes
- - Change of Control."

         The Notes represent unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. In addition, because the Company's operations are conducted primarily through its operating subsidiaries, including regulated insurance companies and health maintenance organizations ("HMOs"), claims of regulators, creditors and holders of indebtedness of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes.

         The Notes were originally issued by the Company on March 6 and 8, 1996 to the Initial Purchasers (as defined herein) and were simultaneousy sold by the Initial Purchasers in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in the United States to persons reasonably believed to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act, to certain qualified institutional buyers acting on behalf of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

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

         The Company will not receive any of the proceeds from the sale of any of the Notes or the Common Stock issuable upon conversion thereof offered by the Selling Holders hereunder.

         SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN
FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  JUNE 4, 1996


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




                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the New York Stock Exchange and, in connection with such listing, the Company also files reports, proxy statements and other information with the NYSE. Such reports, proxy statements and other information filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act with respect to the Securities to be offered and sold by means of this Prospectus. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed with the Commission by the Company are incorporated by reference in their entirety in this Prospectus:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

         3. The Company's Current Reports on Form 8-K dated June 14, 1995, as amended August 4, 1995, January 26, 1996, February 23, 1996, February 27, 1996, March 20, 1996, April 17, 1996
                  and June 4, 1996.

         4. The Company's Proxy Statement for the Annual Meeting to be held on May 14, 1996.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents referred to above, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein or any incorporated document. Requests should be directed to Healthsource, Inc., Two College Park Drive, Hooksett, New Hampshire 03106, attention: Chief Financial Officer, telephone (603) 268-7000.



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




                                     SUMMARY

         The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and consolidated financial statements and related notes included in and incorporated by reference in this Prospectus. In addition to other information in this Prospectus, the factors set forth under "Risk Factors" below should be considered carefully in evaluating an investment in the Securities offered hereby.

                                  THE OFFERING

Issuer...........................   Healthsource, INC.

Securities Offered...............   $247,250,000 of 5% Convertible Subordinated
                                    Notes Due 2003 issued under an indenture
                                    (the "Indenture") between Healthsource and
                                    The Bank of New York, as trustee (the
                                    "Trustee"), and Common Stock issuable upon conversion thereof.

Interest Payment Dates...........   March 1 and September 1 of each year. The
                                    Notes bear interest from March 6, 1996.

Maturity.........................   March 1, 2003

Conversion Price.................   Convertible into Common Stock, par value
                                    $.10 per share, of the Company at $46.965 per share, subject to adjustment as set forth herein.

Redemption.......................   The Notes are redeemable, in whole or in
                                    part, at the option of the Company, at any time on or after March 1, 1999, at the declining redemption prices set forth herein plus accrued interest.

Change of Control................   In the event of a Change of Control (as
                                    defined herein), Holders of the Notes will have the right to require that the Company repurchase the Notes in whole or in part at a redemption price of 101% of the principal amount thereof plus accrued interest. See
                                    "Description of the Notes -- Change of
                                    Control."

Ranking.........................    The Notes are general unsecured obligations
                                    of the Company and are subordinated in right to payment to all existing and future Senior
                                    Indebtedness (as defined herein) of the
                                    Company. As of March 31, 1996, the Company had approximately $10 million of Senior
                                    Indebtedness outstanding. In addition,
                                    because the Company's operations are
                                    conducted primarily through its operating subsidiaries, including regulated insurance companies and HMOs, claims of holders of indebtedness of such subsidiaries, as well as claims of regulators and creditors of such subsidiaries, have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes.
                                    As of March 31, 1996, the aggregate
                                    liabilities of such subsidiaries were
                                    approximately $306 million. The Indenture does not limit the amount of additional indebtedness which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee. See "Description of the Notes -- Subordination."

Use of Proceeds.................    The Company will not receive any of the
                                    proceeds from the sale of any of the Notes or the Common Stock issuable upon conversion thereof.

Trading.........................    The Notes have been designated for trading
                                    in the PORTAL market and the Company has applied to list the Notes for trading on the NYSE. The Common Stock issuable upon conversion of the Notes has been listed for trading on the NYSE. The Common Stock is traded on the NYSE under the symbol "HS." On
                                    June 3, 1996, the last reported sale price of the Common Stock on the NYSE was $22 1/2 per share.

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




                                   THE COMPANY

         Healthsource, a New Hampshire corporation established in 1985, is a geographically diversified provider of a broad range of managed healthcare services. Healthsource is a leading managed care provider with HMOs in North Carolina, South Carolina, New Hampshire, Massachusetts, Indiana, Maine, Tennessee, Arkansas, Syracuse, New York, Louisville, Kentucky, Georgia, north central Texas, southwestern Ohio and Connecticut. In a joint venture with Chubb Life Insurance Company, Healthsource also operates an HMO in the New York City and northern New Jersey areas. Healthsource acquired the group health, HMO and third-party administration ("TPA") business of Provident Life and Accident Insurance Company of America of Chattanooga, Tennessee ("Provident") in May 1995 (the "Provident Transaction"). The national indemnity insurance and TPA business acquired from Provident (collectively referred to as "Healthsource Provident") is concentrated in the Southeast and serves a total of over 2 million members. In February 1996, the Company completed the acquisition of substantially all of the HMO assets of Central Massachusetts Health Care, Inc. ("CMHC"), an 83,400 member HMO in Worcester, Massachusetts. As a result of the Provident Transaction and the membership of CMHC and strong enrollment gains in its existing plans, on January 1, 1996 Healthsource provided or administered healthcare benefits for approximately 3.5 million members. Healthsource also offers point of service ("POS") plans, preferred provider organization ("PPO") plans, utilization review ("UR") services, managed workers' compensation services, pharmacy benefit management services and other managed care consulting and administrative services to other healthcare payors including Provident and Liberty Mutual Insurance Company. The Company's principal executive offices are located at Two College Park Drive, Hooksett, New Hampshire 03106; telephone number (603) 268-7000.

         Healthsource seeks to enhance its position as a leader in providing quality and affordable healthcare in an expanding set of local markets. Healthsource's business strategy has three components: (i) to expand the number of geographic markets in which it offers HMOs and other services, (ii) to increase HMO enrollment in its existing markets by capitalizing on the historically low HMO penetration rate in most of those markets, emphasizing the conversion to HMO membership of members currently being served in the Company's indemnity and self-funded plans (especially those acquired in the Provident Transaction) and continuing to develop and offer new products for different segments of the population such as Medicare, and (iii) to continue positioning its HMOs to be less vulnerable to declining average premiums by linking a large portion of healthcare costs to premiums through global capitation arrangements or other suitable arrangements with healthcare providers. When entering new markets, Healthsource seeks to purchase existing plans or to seek strategic alliances with local providers to support start-up HMOs thereby lowering the risk of entry and enhancing the competitive position of such plans. In seeking to convert existing members to HMO membership, Healthsource continues to maintain close working relationships with local physicians and hospitals and, in certain markets, to provide operating and financial support to primary care practices in order to enhance the access to, and quality and cost effectiveness of, its managed care products.

         As part of its expansion strategy in all markets, Healthsource actively seeks opportunities to acquire, make significant investments in, or provide managed care services to HMOs, managed care companies, healthcare financing and administrative companies, healthcare providers and related businesses. The Company considers such opportunities in the ordinary course of its business.

                               RECENT DEVELOPMENTS

         On May 31, 1996, the Company entered into an asset purchase agreement with Chubb Life Insurance Company of America ("Chubb Life") and various of its affiliates to acquire the remaining 85% interest in ChubbHealth, Inc. ("ChubbHealth"), a 45,000 member HMO operating in the New York City and northern New Jersey areas. The Company will acquire the stock of ChubbHealth for an estimated purchase price of $25 million, subject to adjustments. As part of the transition process, the Company will continue to manage ChubbHealth's operations and to plan the conversion to Healthsource systems. The Company has also agreed to provide certain guaranties relating to ChubbHealth's operating results during the transition period. Chubb Life and various of its affiliates have agreed to continue to write POS products for the benefit of ChubbHealth and to provide certain MIS and other services to ChubbHealth during the transition period. The transaction remains subject to the receipt of regulatory approvals and there can be no assurance as to when such approvals will be obtained.

         On April 15, 1996, the Company announced that it had signed a letter of intent to pay an aggregate consideration of $27 million to acquire Health Direct, Inc., located in Des Plaines, Illinois, and to enter into a ten-year globally capitated provider agreement with Advocate Health Care, a leading eight-hospital health care system in the greater Chicago area, and its affiliates. Health Direct is a 25,000 member HMO serving the greater Chicago metropolitan area. The letter of intent is non-binding and subject to completion of due diligence, the negotiation of definitive stock purchase and provider agreements and the receipt of regulatory and other approvals. No assurance can be given that definitive agreements will be reached or that such approvals will be obtained.

         Effective February 1, 1996, the Company acquired substantially all of the HMO assets of CMHC, a not-for-profit HMO with 83,400 members located in Worcester, Massachusetts. The Company paid approximately $46.5 million in cash for such HMO assets, which after post-closing adjustments will have a closing net worth of approximately $7.2 million (the "CMHC Transaction"). The Company continues to operate this HMO under the name Healthsource CMHC from the headquarters in Worcester and provides additional support and integration from the Company's corporate staff and HMO in New Hampshire.

         On January 22, 1996, the Company entered into a definitive agreement to purchase substantially all of the operating assets of PACC HMO and PACC Health Plans (jointly "PACC") for a price of approximately $80 million in cash subject to significant accounting adjustments (the "PACC Transaction"). PACC is a 110,000 member not-for-profit managed care provider serving the greater Portland, Oregon area. The assets being acquired are required to have a consolidated net worth at closing of approximately $41 million. Due to the not-for-profit status of PACC, the transaction is subject to the approval of the Oregon Attorney General's Office. The transaction is also subject to regulatory approvals and certain other material closing conditions. Healthsource cannot predict when or if such approvals will be obtained or such closing conditions will be satisfied.


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



                               RISK FACTORS

         Prospective purchasers of the Securities should carefully consider the following factors, in addition to other information contained or incorporated by reference in this Prospectus.

         Control and Predictability of Healthcare Costs. The Company's profitability depends in large part on predicting and maintaining effective control of the healthcare costs of its HMOs. The future profitability of the Company's HMOs is dependent upon controlling future healthcare costs in part through appropriate benefit design, utilization control and negotiation of favorable provider contracts, including global capitation arrangements with major hospitals which effectively link healthcare costs for assigned members to the premiums received for such members. The Company may be unable to predict accurately or to control healthcare costs because of many factors, including the inherent unpredictability of rates of utilization of services in any given period and the volatility of such use particularly in quarterly periods; major epidemics; undetected increases in costs of units of services (in some cases implemented by providers without prior notice); changes in risk profile of a rapidly increasing membership due to pre-existing medical conditions, revised demographics and other factors; and increased utilization driven by changes in physician practice patterns and new techniques (i.e., use of bone marrow transplants for an increasing number of diagnostic categories). There can be no assurance that the Company will be successful in predicting or mitigating the effect of any of these factors.

         Competition and Premium Pricing. The managed healthcare industry is highly competitive at both the local HMO level and in the regional and national employer markets. The principal competitive factors affecting the Company's products are premium rates and fees, plan design and flexibility, and physician/hospital network and reputation. The Company competes in all of its markets with Blue Cross plans, indemnity insurers, HMOs, TPAs, PPOs and other managed care companies. The Company also faces competition in many of its markets from hospitals and other provider groups who have organized their own networks to contract directly with employer groups.

         The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups, and in certain markets some competitors are underpricing the Company's products. In many historically under-penetrated markets such as the Carolinas, many new HMOs have been recently licensed which is reflected in premium pressure for new and renewal business. As a result of this competition and the writing of significant low option business with appropriately lower premiums, the Company experienced a 6.5% decline in average premium yield per member during the first quarter of 1996. The Company expects that competition for all business (and related premium pressure) may become even more intense during the remainder of 1996 and beyond and that, as a result, the Company may not be able to secure adequate premium pricing.

         Accounting; MIS and Network Disruption Issues. Reserves for incurred but not reported claims ("IBNR") are a large component of the Company's medical claims payable reserve and represent an estimation of unreported claims using traditional actuarial techniques heavily influenced by historical claims experience; rapid growth and changing risk profiles could render the Company's IBNR estimates inaccurate and there can be no assurance as to the ultimate accuracy of such estimates or that subsequent adjustments will not cause fluctuations in the Company's operating results. The ability to predict IBNR, control costs in general and to manage increasingly complicated global capitation arrangements depends upon the use of sophisticated customized MIS systems; there can be no assurance that such systems can be developed quickly enough to effectively manage the increasing complexity of the Company's contractual arrangements nor that facility or equipment problems will not disrupt the Company's ability to effectively provide such MIS support. With the increasing complexity of contractual arrangements comes the potential for disagreements with major hospital providers over the reimbursement under such contracts, which disagreements (if not resolved) could disrupt relations with affiliated physician providers and could potentially affect the perception of the Company's plans in the affected markets.

         Acquisitions and New Products. A significant part of the Company's business strategy is to diversify into new geographic markets through acquisitions or start-up plans and to develop new products. Identifying and pursuing acquisition opportunities, integrating acquired businesses and managing growth requires a significant amount of management time and skill. The Company may be unable to (i) negotiate acceptable terms with suitable acquisition candidates or ensure that, if negotiated, such acquisitions will be either approved by all relevant regulatory authorities or concluded, (ii) assimilate such acquired companies free from hidden risks undetected at the time of closing or (iii) manage future growth effectively. Until start-up HMOs reach a critical mass of membership, they generally produce operating losses (despite capitated provider contracts) and failure to generate sufficient membership in start-up markets could adversely affect operating results. The Company is expanding its product offerings, most notably by developing and seeking a license for Medicare risk products in most of its markets. The Company will expend approximately $5 million in 1996 in developing such Medicare products which will still require a substantial marketing program before the Company generates revenues from such products in any market; the failure to achieve Medicare membership quickly in various markets may further impact operating results as such development expenses are relatively fixed. There can be no assurance that the Company will successfully mitigate any of the foregoing risks.

         Impact of Healthcare Reform. Many federal and state proposals have been made in the past to reform the healthcare system. The Company anticipates that federal and state legislatures will continue to assess alternative healthcare systems and payment methodologies as well as mandated coverages, capitation limits, underwriting constraints and other measures that could affect the Company's business. The Company is unable to predict which, if any, of these healthcare reform proposals may be adopted. While the Company does not believe it would be materially adversely impacted by most of the proposed reforms, certain proposals could have such an impact; for example the imposition of a single-payor system in any state could potentially eliminate the Company's business in that state. See "Business - Governmental Regulation" in the Company's Form 10-K.

         Governmental Regulation. The Company's HMOs, insurance companies and certain of its other subsidiaries are licensed by and subject to periodic examination and extensive regulation by the states in which they operate and by the federal government. Such state and federal statutes and regulations are subject to change and such changes could adversely impact the Company's operations in the future. There can be no assurance that the Company will be able to obtain any regulatory approvals required to enter new markets or to offer new products. See "Business - Governmental Regulation" in the Company's Form 10-K.

         Subordination of Notes; Restricted Subsidiaries. The indebtedness evidenced by the Notes is subordinate to the prior payment in full of all Senior Indebtedness (as defined herein). As of March 31, 1996, the Company had approximately $10 million of Senior Indebtedness outstanding. In addition, because the Company's operations are conducted primarily through its operating subsidiaries, including regulated insurance companies and HMOs, claims of holders of indebtedness of such subsidiaries, as well as claims of regulators and creditors of such subsidiaries, have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes. As of March 31, 1996, the aggregate liabilities of such subsidiaries were approximately $306 million. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any of its subsidiaries can create, incur, assume or guarantee. During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on the Senior Indebtedness, no payment of principal or interest on the Notes may be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal and interest on the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness and structurally subordinated to claims of regulators and creditors of each HMO and insurance subsidiary. By reason of these subordinations, in the event of the Company's dissolution, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company. The Company's cash flow and ability to service debt, including the Notes, are heavily dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon payments by those subsidiaries to, the Company. The subsidiaries are in many cases regulated HMO and insurance companies and the ability to make such distributions or payments may be substantially limited by, or subject to continuing approval of, the respective state insurance departments. See "Description of the Notes -- Subordination."

         Repurchase of Notes at the Option of Holders Upon a Change of Control; Availability of Funds. In the event of a Change of Control (as defined herein), each Holder will have the option to require the Company to repurchase all or any part of the Holder's Notes for a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of purchase. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change of Control purchase price for all Notes tendered by the Holders thereof. See "Subordination of Notes; Restricted Subsidiaries" above. The Company's ability to pay the Change of Control purchase price is, and may in the future be, limited by the terms of the Company's bank credit facility or other agreements relating to borrowings which constitute Senior Indebtedness.

         Absence of Public Market; Possible Volatility of Prices. The Notes have been designated for trading in the PORTAL market and the Company has applied to list the Notes for trading on the NYSE; and the Common Stock is traded on the NYSE. There can be no assurance that an active trading market will develop for the Notes and, as a result, there can be no assurance as to the liquidity of investments in the Notes. Also, there can be no assurance as to the price Holders may realize upon the sale of the Notes and the Common Stock into which the Notes are convertible. These prices are determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Notes and Common Stock, the market price of the Common Stock, interest rates, investor perception of the Company, general economic and market conditions, fluctuations in quarterly earnings, general trends in the healthcare market, and by regulatory developments especially at the federal level. Accordingly, the market price of the Notes and Common Stock has been and in the future may be highly volatile.

                SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)


        In June 1996, the Company announced that it had signed an asset purchase agreement with Chubb Life to acquire the remaining 85% interest in ChubbHealth (the "Chubb Transaction"). The Company will acquire the stock of ChubbHealth for an estimated purchase price of $25 million, subject to adjustments. The agreement is subject to regulatory approvals.

        In April 1996, the Company announced that it had signed a letter of intent to pay an aggregate consideration of $27 million to acquire Health Direct, Inc. The letter of intent is non-binding and subject to completion of due diligence, the negotiation of definitive stock purchase and provider agreements and the receipt of regulatory and other approvals.

        In February 1996, the Company acquired substantially all of the HMO assets of CMHC for approximately $46.5 million cash, subject to post-closing purchase price adjustments. The purchase price was funded with borrowings under the Chase Facility.

        In January 1996, the Company announced that it had signed a definitive agreement to purchase substantially all of the operating assets of PACC for an estimated price of $80 million, subject to significant adjustments. The definitive agreement is subject to regulatory approvals and other conditions.

        Effective as of May 1, 1995, the Company acquired the medical services operations of Provident for $231 million in cash and newly issued preferred stock. The Company has formed two subsidiaries, Healthsource Provident Administrators, Inc. and Healthsource Provident Insurance Company to operate the acquired business.

        The following pro forma financial information has been prepared giving effect to the Provident Transaction, the CMHC Transaction, the pending Chubb Transaction, the pending Health Direct transaction and the pending PACC Transaction as if each acquisition had taken place as of January 1, 1995 for the pro forma consolidated income statements and as if the pending Chubb Transaction, the pending Health Direct transaction and the pending PACC Transaction had taken place as of March 31, 1996 for the pro forma condensed consolidated balance sheet. All five acquisitions have been accounted for as purchases. The carrying values of assets and liabilities for each entity have been estimated to approximate fair market value. Accordingly, no pro forma adjustments to these amounts were made to reflect the allocation and amount of the purchase price, the determination of which will be based upon final appraisals and valuations of all transferred assets and liabilities. Any adjustments to the allocation of the purchase price have been or will be made within one year from the acquisition date and are not expected to be material to the pro forma financial information taken as a whole.

        The pro forma financial information is not necessarily indicative of the results of operations or the financial position which would have been attained had the acquisitions been consummated at either of the foregoing dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical consolidated financial statements of Healthsource.


                               HEALTHSOURCE, INC.
           Pro Forma Condensed Consolidated Balance Sheet (unaudited)
                                 March 31, 1996
                           (all amounts in thousands)

                                    Historical                                       Pro Forma
                                    ----------                       Pro Forma       Financial        Health      Pro Forma
                                    Healthsource         PACC       Adjustments      Statements       Direct      Adjustments
                                    -------------------------------------------      ----------------------------------------

Cash & cash equivalents               $132,153         $     0                      $  132,153        $ 5,897
Marketable securities                   27,429          51,092                          78,521              0
Premiums and administrative
  fees receivable                      115,204           2,358                         117,562          1,099
Restricted investments                 119,594          10,794                         130,388
Other current assets                    39,639             106                          39,745            306
                                      -------------------------                     ----------------------------
   Total current assets                434,019          64,350                         498,369          7,302
                                      -------------------------                     ----------------------------
Long term marketable securities        116,028               0                         116,028
Property & leasehold
  improvements, net                    114,747           2,374                         117,121          1,251
Restricted investments                   8,844                                           8,844              0
Intangible assets, net                 299,568                         27,451 (A)      327,019                       24,860 (A)
Other assets                            17,030               0                          17,030              0
                                      -------------------------------------------   -------------------------------------------
      Total assets                     990,236          66,724         27,451        1,084,411          8,553        24,860
                                      ===========================================   ===========================================

Medical claims payable                $180,864         $17,881                      $  198,745        $ 4,502
Accounts payable & accrued
  expenses                             125,843           2,887                         128,730          1,161
Deferred revenue                        12,371             907                          13,278              0
Other current liabilities                6,620             254                           6,874              0
                                      -------------------------                     ----------------------------
    Total current liabilities          325,698          21,929                         347,627          5,663
                                      -------------------------                     ----------------------------
Revolving note payable                  10,000                         71,500 (B)       81,500                       27,750 (B)
Convertible subordinated notes         247,250                                         247,250
Other liabilities                        6,237             746                           6,983              0
                                      -------------------------                     ----------------------------
     Total liabilities                 589,185          22,675                         683,360          5,663
                                      -------------------------                     ----------------------------

Common stock                             6,368          11,520        (11,520)(C)        6,368              1            (1)(C)
Additional paid in capital             222,551                                         222,551          9,817        (9,817)(C)
Retained earnings                      173,981          31,351        (31,351)(C)      173,981         (6,928)        6,928 (C)
Unrealized loss on
  marketable securities                 (1,849)          1,178         (1,178)(C)       (1,849)             0             0 (C)
                                      -------------------------                     ----------------------------
      Total equity                     401,051          44,049                         401,051          2,890
                                      -------------------------------------------   -------------------------------------------
       Total liabilities & equity      990,236          66,724         27,451        1,084,411          8,553        24,860
                                      ===========================================   ===========================================

                                      Pro Forma                                      Pro Forma
                                      Financial        Chubb-      Pro Forma         Financial
                                      Statements       Health      Adjustments       Statements
                                      ----------------------------------------       ----------

Cash & cash equivalents               $  138,050         $ 3,097                      $  141,147
Marketable securities                     78,521               0                          78,521
Premiums and administrative
  fees receivable                        118,661           1,370                         120,031
Restricted investments                   130,388                                         130,388
Other current assets                      40,051             902                          40,953
                                      --------------------------                     -----------
   Total current assets                  505,671           5,369                         511,040
                                      --------------------------                     -----------
Long term marketable securities          116,028           7,852                         123,880
Property & leasehold
  improvements, net                      118,372             780                         119,152
Restricted investments                     8,844           2,800                          11,644
Intangible assets, net                   351,879                     22,097 (A)          373,976
Other assets                              17,030           2,292     (2,250)(C)           17,072
                                      ----------------------------------------       -----------
      Total assets                     1,117,824          19,093     19,847            1,156,764
                                      ========================================       ===========

Medical claims payable                $  203,247         $ 3,846                      $  207,093
Accounts payable & accrued
  expenses                               129,891           9,554                         139,445
Deferred revenue                          13,278           1,395                          14,673
Other current liabilities                  6,874               0                           6,874
                                      --------------------------                     -----------
    Total current liabilities            353,290          14,795                         368,085
                                      --------------------------                     -----------
Revolving note payable                   109,250                     25,750 (B)          135,000
Convertible subordinated notes           247,250                                         247,250
Other liabilities                          6,983               0                           6,983
                                      --------------------------                     -----------
     Total liabilities                   716,773          14,795                         757,318
                                      --------------------------                     -----------

Common stock                               6,368           1,000     (1,000)(C)            6,368
Additional paid in capital               222,551          16,500    (16,500)(C)          222,551
Retained earnings                        173,981         (13,202)    11,597 (C)          172,376
Unrealized loss on
  marketable securities                   (1,849)              0          0 (C)           (1,849)
                                      --------------------------                     -----------
      Total equity                       401,051           4,298                         399,446
                                      ----------------------------------------       -----------
       Total liabilities & equity      1,117,824          19,093     19,847            1,156,764
                                      ========================================       ===========

               SEE NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
                 FINANCIAL STATEMENTS (UNAUDITED) ON PAGE 12.

                               HEALTHSOURCE, INC.
      Pro Forma Condensed Consolidated Statement of Operations (unaudited)
                      For the Quarter Ended March 31, 1996
               (all amounts in thousands, except per share data)


                                     Historical                                      Pro Forma
                                    ------------                     Pro Forma       Financial                    Pro Forma
                                    Healthsource         CMHC       Adjustments      Statements       PACC        Adjustments
                                    -------------------------------------------      ----------------------------------------

Medical premiums                     $358,867           $10,423                      $369,290         $33,058
Administrative and
  managed care fees                    60,225                 0                        60,225               0
                                     --------------------------                      ------------------------
    Total Revenue                     419,092            10,423                       429,515          33,058
Expenses:
  Cost of medical premiums            285,561            10,638        (750)(D)       295,449          28,596
  Selling, general &
     administrative                   104,926             1,721                       106,647           5,730
  Depreciation &
     amortization                       8,709                 0         111 (D)         8,820               0         229 (A)
                                     --------------------------                      ------------------------
    Total Expenses                    399,196            12,359                       410,916          34,326

    Operating Income                   19,896            (1,936)                       18,599          (1,268)

Interest & Other Income                 6,461               127                         6,588           1,096
Interest expense                       (2,373)                         (241)(D)        (2,614)                     (1,073)(B)
                                     --------------------------                      ------------------------
Income before taxes                    23,984            (1,809)                       22,573            (172)

  Provision for taxes                  (8,422)                0         564 (D)        (7,858)              0         589 (E)
                                     --------------------------                      ------------------------
Net Income                           $ 15,562           $(1,809)                      $14,715         $  (172)
                                     --------------------------                      ------------------------
Preferred dividends                    (1,128)                0                        (1,128)              0
                                     --------------------------                      ------------------------
Net Income applicable to
  common shareholders                $ 14,434           $(1,809)                      $13,587         $  (172)
                                     ==========================                      ========================
Shares used to compute
  net income per share                 65,953

Net income per share                    $0.22






                           Pro Forma                                       Pro Forma                                    Pro Forma
                           Financial         Health        Pro Forma       Financial        Chubb-      Pro Forma       Financial
                           Statements        Direct       Adjustments      Statements       Health      Adjustments     Statements
                           ------------------------------------------      ----------------------------------------     ----------

Medical premiums            $402,348           $11,967                      $414,315         $12,886                     $427,201
Administrative and
  managed care fees           60,225                                          60,225                                       60,225
                           ---------------------------                     -------------------------                    ----------
    Total Revenue            462,573            11,967                       474,540          12,886                      487,426
Expenses:
  Cost of medical
    premiums                 324,045             8,915                       332,960          10,418                      343,378
  Selling, general &
     administrative          112,377             2,939                       115,316           4,531                      119,847
  Depreciation &
     amortization              9,049               127         207 (A)         9,383             319         184 (A)        9,886
                           ---------------------------                     -------------------------                    ----------
    Total Expenses           445,471            11,981                       457,659          15,268                      473,111

    Operating Income          17,102               (14)                       16,881          (2,382)                      14,315

Interest & Other Income        7,684                80                         7,764             199                        7,963
Interest expense              (3,687)                         (416)(B)        (4,103)                       (386)(B)       (4,489)
                           ---------------------------                     -------------------------                    ----------
Income before taxes           21,099                66                        20,542          (2,183)                      17,789
  Provision for taxes         (7,269)                          140 (E)        (7,129)            757         228 (E)       (6,143)
                           ---------------------------                     -------------------------                    ----------
Net Income                    13,830           $    66                       $13,413         $(1,426)                     $11,646
                           ---------------------------                     -------------------------                    ----------
Preferred dividends           (1,128)                0                        (1,128)              0                       (1,128)
                           ---------------------------                     -------------------------                    ----------
Net Income applicable to
  common shareholders        $12,702           $    66                       $12,285         $(1,426)                     $10,518
                           ===========================                     =========================                    ==========
Shares used to compute
  net income per share                                                                                                     65,953

Net income per share                                                                                                        $0.16


               SEE NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
                 FINANCIAL STATEMENTS (UNAUDITED) ON PAGE 12.

                               HEALTHSOURCE, INC.
      NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(A) - Represents the recording of the excess of purchase price over the fair value of the net assets acquired along with the related amortization for each acquisition:

                                                Health
                                   PACC         Direct      ChubbHealth
                                  ------        ------      -----------
Total purchase price:             70,000        27,000         25,000
Estimated acquisition costs:       1,500           750            750
                                  ------        ------         ------
                                  71,500        27,750         25,750
Net assets acquired               44,049         2,890          3,653
                                  ------        ------         ------
                                  27,451        24,860         22,097
Estimated useful life:                30            30             30
                                  ------        ------         ------
Annual amortization:                 915           829            737
Pro-rated for quarter                229           207            184

(B) - Represents the amount borrowed in conjunction with the purchase and the related expense calculated as follows for each acquisition:

                                                Health
                                   PACC         Direct      ChubbHealth
                                  ------        ------      -----------
Amount borrowed:                  71,500        27,750         25,750
Interest rate:                     6.00%         6.00%          6.00%
                                  ------        ------         ------
Annual interest expense            4,290         1,665          1,545

Pro-rated for quarter              1,073           416            386

(C) - Represents the elimination of existing PACC, Health Direct and ChubbHealth equity in connection with the transactions.

(D) - Represents pro-forma adjustments for the one month during the first quarter that Healthsource did not own CMHC.

(E) - Represents the tax impact of adjustments calculated as follows for each acquisition:

                                                Health
                                   PACC         Direct      ChubbHealth
                                  ------        ------      -----------
Adjustment A                         229            0           184
Adjustment B                       1,073          416           386
PACC loss                            172
Health Direct income                              (66)
                                   -----          ---           ---
                                   1,473          350           570
Effective tax rate:                   40%          40%           40%
                                   -----          ---           ---
                                     589          140           228



                            HEALTHSOURCE, INC.
   Pro Forma Condensed Consolidated Statement of Operations (unaudited)
                For the Year Ended December 31, 1995
             (all amounts in thousands except per share data)

                         Historical                                  Pro Forma                               Pro Forma
                        ------------                  Pro Forma      Financial                Pro Forma      Financial
                        Healthsource    Provident    Adjustments     Statements     CMHC     Adjustments     Statements      PACC
                        ------------    ---------    -----------     ----------    --------  -----------     ----------   ----------
Medical premiums        $  996,464      $ 94,768                     $1,091,232   $129,389                   $1,220,621    $126,188
Administrative
  and managed
  care fees                170,233        48,887                        219,120          0                      219,120
                        ----------      --------                     ----------   --------                   ----------    --------
    Total Revenue        1,166,697       143,655                      1,310,352    129,389                    1,439,741     126,188
Expenses:

  Cost of medical
    premiums               771,284        76,519                        847,803    112,056        3,200 (B)     963,059     106,539
  Selling, general
    &  administrative      299,666        57,052         (1,729)(A)     354,989     16,384         (403)(C)     370,970      20,595
  Depreciation &
    amortization            24,129        11,305          1,896 (A)      33,613      1,682        1,333 (D)      36,628
                                                         (3,717)(A)
                        ----------      --------                     ----------   --------                   ----------    --------
    Total Expenses       1,095,079       144,876                      1,236,405    130,122                    1,370,657     127,134

    Operating Income        71,618        (1,221)                        73,947       (733)                      69,084        (946)

Interest & Other                                           (880)(A)
  Income                    20,823         4,897           (700)(A)      24,140      2,223                       26,363       4,255
Interest expense            (5,392)                      (2,266)(A)      (7,658)                 (2,898)(E)     (10,556)
                        ----------      --------                     ----------   --------                   ----------    --------
Income before
  taxes                     87,049         3,676                         90,429      1,490                       84,891       3,309

  Provision for
    taxes                  (30,778)       (1,170)            48 (A)     (31,900)         0        2,213 (F)     (29,687)
                        ----------      --------                     ----------   --------                   ----------    --------
Net Income              $   56,271      $  2,506                     $   58,529   $  1,490                   $   55,204    $  3,309
                        ----------      --------                     ----------   --------                   ----------    --------
Preferred dividends         (4,167)            0         (2,083)(A)      (6,250)         0                       (6,250)          0
                        ----------      --------                     ----------   --------                   ----------    --------
Net income
  applicable to
  common shareholders   $   52,104      $  2,506                     $   52,279   $  1,490                   $   48,954    $  3,309
                        ==========      ========                     ==========   ========                   ==========    ========

Shares used to
  compute net income
    per share:              64,195

Net income
  per share:                 $0.81


                                        Pro Forma                                Pro Forma                              Pro Forma
                         Pro Forma      Financial      Health     Pro Forma      Financial                 Pro Forma    Financial
                        Adjustments     Statements     Direct    Adjustments     Statements  ChubbHealth  Adjustments   Statements
                        ------------    ----------     -------   -----------     ----------  -----------  ------------  ----------
Medical premiums                        $1,346,809      $21,423                   $1,368,232   $ 35,788                 $1,404,020
Administrative
  and managed
  care fees                                219,120        7,888                      227,008                               227,008
                                        ----------      -------                   ----------   --------                 ----------
    Total Revenue                        1,565,929       29,311                    1,595,240     35,788                  1,631,028
Expenses:

  Cost of medical
    premiums                             1,069,598       19,048                    1,088,646     29,572                  1,118,218
  Selling, general
     & administrative                      391,565       11,077                      402,642     14,942                    417,584
  Depreciation &
    amortization              915 (D)       37,543          584          828 (D)      38,955      2,098        737 (D)      41,790
                                        ----------      -------                   ----------   --------                 ----------
    Total Expenses                       1,498,706       30,709                    1,530,243     46,612                  1,577,592

    Operating Income                        67,223       (1,398)                      64,997    (10,824)                   53,436
Interest & Other
  Income                                    30,618          306                       30,924        942                     31,866
Interest expense           (4,290)(E)      (14,846)                    (1,665)(E)    (16,511)                (1,545)(E)    (18,056)
                                        ----------      -------                   ----------   --------                 ----------
Income before taxes                         82,995       (1,092)                      79,410     (9,882)                    67,246

  Provision for taxes         758 (F)      (28,929)                      1,434 (F)   (27,495)     3,447         912 (F)    (23,135)
                                        ----------      -------                   ----------   --------                 ----------
Net Income                                 $54,066      $(1,092)                  $   51,915   $ (6,435)                    44,111
                                        ----------      -------                   ----------   --------                 ----------
Preferred dividends                         (6,250)           0                       (6,250)         0                     (6,250)
                                        ----------      -------                   ----------   --------                 ----------
Net income applicable
  to common
  shareholders                          $   47,816      $(1,092)                  $   45,665   $ (6,435)                $   37,861
                                        ==========      =======                   ==========   ========                 ==========

Shares used to compute
  net income per share:                                                                                                     64,195

Net income per share:                                                                                                        $0.59

               SEE NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED
                  FINANCIAL STATEMENTS (UNAUDITED) ON PAGE 14.

                              HEALTHSOURCE, INC.
      NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(A)-Effective May 1, 1995, Healthsource acquired the group health, HMO and third party administration business of Provident Life and Accident Insurance Company of America, Inc. In connection with the agreement, Healthsource paid $131 million in cash and issued $100 million in preferred stock. Pro forma adjustments include savings expected from economies of scale ($1,729); amortization of goodwill created in the transaction ($1,896); interest expense associated with debt incurred as a result of the transaction ($2,266); elimination of amortization expense associated with goodwill eliminated in the transaction ($3,717); lost interest ($880); the incremental reduction in interest income due to Provident's historical return being higher than Healthsource's expected return ($700); and the related tax impact of these adjustments. Additionally, an adjustment of $2,083 was made to reflect the preferred stock dividend for the entire year.

(B)-Represents the payment of certain physician withhold amounts in accordance with the terms of the purchase and sale agreement which was not reflected in the CMHC financial statements.

(C)-Represents the elimination of non-recurring acquisition related expenses.

(D)-Represents the recording of the excess of purchase price over the fair value of the net assets acquired along with the related amortization for each acquisition:

                                                                        HEALTH
                                          CMHC            PACC          DIRECT          CHUBBHEALTH
                                         ------          ------         -------         -----------
Total purchase price:                    46,500          70,000          27,000          25,000
Estimated acquisition costs:              1,800           1,500             750             750
                                         ------          ------          ------          ------
                                         48,300          71,500          27,750          25,750
Net assets acquired:                      8,320          44,049           2,890           3,653
                                         ------          ------          ------          ------
                                         39,980          27,451          24,860          22,097
Estimated useful life:                       30              30              30              30
                                         ------          ------          ------          ------
Annual amortization:                      1,333             915             828             737


(E)-Represents the amount borrowed in conjunction with the purchase and the related interest expense calculated as follows for each acquisition:

                                                                        HEALTH
                                          CMHC            PACC          DIRECT          CHUBBHEALTH
                                         ------          ------         -------         -----------
Amount borrowed:                         48,300          71,500          27,750          25,750
Interest rate:                            6.00%           6.00%           6.00%           6.00%
                                         ------          ------          ------          ------
Annual interest expense                   2,898           4,290           1,665           1,545

(F)-Represents the tax impact of adjustments calculated as follows for each acquisition:

                                                                        HEALTH
                                          CMHC            PACC          DIRECT          CHUBBHEALTH
                                         ------          ------         -------         ----------
Adjustment B                             3,200
Adjustment C                              (403)
Adjustment D                             1,333             915              828            737
Adjustment E                             2,898           4,290            1,665          1,545
CMHC income                             (1,490)
PACC income                                             (3,309)
Health Direct income                                                      1,092
                                        -------          ------           ------         -----
                                         5,538           1,896            3,585          2,282
Effective tax rate:                         40%             40%              40%            40%
                                        ------           -----            -----          -----
                                         2,213             758            1,434            912


                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the Company's ratio of earnings to fixed charges on a historical basis in each of the five years in the period ended December 31, 1995, and for the quarterly periods ended March 31, 1996 and 1995.

                                                                                                    Three Months
                                                          Year Ended December 31,                   Ended March 31,
                                            ------------------------------------------------       ----------------
                                            1995       1994       1993       1992       1991       1996       1995
                                            ------------------------------------------------       ---------------
Ratio of earnings to fixed charges          7.8        --         --         --         --         6.4        --

         The following table sets forth the Company's ratio of earnings to fixed charges on a pro forma basis for the year ended December 31, 1995 and the quarter ended March 31, 1996:


                                              December 31, 1995         March 31, 1996
                                              -----------------         --------------
Ratio of earnings to fixed charges                    3.1                    3.6


         For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax operating income and fixed charges include the total of interest expense and preferred stock dividends. For periods prior to March 31, 1995, the Company had no fixed charges.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Notes or the Common Stock issuable upon conversion thereof by the Selling Holders.

                            DESCRIPTION OF THE NOTES

        The Notes were issued under an Indenture dated as of March 6, 1996 (as proposed to be amended by the First Supplemental Indenture) (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). A copy of the form of Indenture (and the proposed form of First Supplemental Indenture) is being filed with the Commission as an exhibit to the Registration Statement. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and all the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Notes which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference. As used in this "Description of the Notes," the "Company" refers to Healthsource, Inc. and does not, unless the context otherwise indicates, include its subsidiaries.

GENERAL

         The Notes are general unsecured subordinated obligations of the Company and are convertible into Common Stock as described below under the subheading "Conversion of Notes." The Notes are limited to $247,250,000 aggregate principal amount, have been issued in fully registered form only in denominations of $1,000 in principal amount or any multiple thereof, and will mature on March 1, 2003, unless earlier redeemed at the option of the Company or at the option of the Holder upon a Change of Control.

         The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of debt by the Company or any of its subsidiaries.

         The Notes bear interest from March 6, 1996 at the annual rate set forth on the cover page hereof, payable semi-annually on March 1 and September 1, commencing on September 1, 1996, to Holders of record at the close of business on the preceding February 15 and August 15, respectively. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

         Unless other arrangements are made, interest will be paid by check mailed to Holders entitled thereto. Principal will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Trustee in New York, New York. Reference is made to the information set forth below under the subheading "Form, Denomination and Registration" for information as to Notes held by "qualified institutional buyers" or by Holders outside of the United States in reliance upon Regulation S.

         The Notes are issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof.

CONVERSION OF NOTES

        The Holders of Notes are entitled at any time after 60 days following the latest date of original issuance thereof (March 8, 1996) through the close of business on March 1, 2003, subject to prior redemption, to convert any Notes or portions thereof (in denominations of $1,000 in principal amount or multiples thereof) into Common Stock at a conversion price of $46.965, subject to adjustment as described below; provided that in the case of Notes called for redemption, conversion rights will expire at the close of business on the last Trading Day prior to the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note (or portion thereof) in respect of which a Holder is exercising its option to require redemption upon a Change of Control may be converted only if such Holder withdraws its election to exercise such redemption option in accordance with the terms of the Indenture. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends paid on any Common Stock issued. If Notes not called for redemption are converted after the close of business on a record date for the payment of interest and prior to the opening of business on the next succeeding interest payment date, such Notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The interest payment with respect to a Note called for redemption on a date during the period from the close of business on or after any record date to the opening of business on the business day following the corresponding payment date will be payable on the corresponding interest payment date to the registered Holder at the close of business on that record date (notwithstanding the conversion of such Note before the corresponding interest payment date) and a Holder of Notes who elects to convert need not include funds equal to the interest paid. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the Common Stock on the last business day prior to the date of conversion.

         The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the outstanding Common Stock, (ii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price, (iii) certain subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of capital stock of the

Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or in connection with a consolidation, merger or sale of assets of the Company as referred to in clause (ii) of the second paragraph below) to all holders of Common Stock in an aggregate amount that, together with
(x) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the conversion price will be made for shares issued pursuant to a plan for reinvestment of dividends or interest.

         Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

         In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance assuming that a Holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

         In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to the United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Tax Considerations - U.S. Holders - Adjustments to Conversion Price."

         The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Company deems advisable to avoid or diminish any income tax to its stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Tax Considerations."


SUBORDINATION
                                       17

         The payment of principal of, premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to the Company or its property, in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Notes (except that Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness).

         The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities) if (a) a default in the payment of the principal of, premium, if any, or interest on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any other default occurs and is continuing with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Notes may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived, or (ii) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

         "Senior Indebtedness" with respect to the Notes means the principal of, premium, if any, and interest on, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Indenture or thereafter incurred or created: (a) indebtedness, matured or unmatured, whether or not contingent, of the Company for money borrowed evidenced by notes or other written obligations, (b) any interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect the Company or any of its subsidiaries against fluctuations in interest rates, (c) indebtedness, matured or unmatured, whether or not contingent, of the Company evidenced by notes, debentures, bonds or similar instruments or letters of credit (or reimbursement agreements in respect thereof), (d) obligations of the Company as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions, (e) indebtedness of others of any of the kinds described in the preceding clauses (a) through (d) assumed or guaranteed by the Company and (f) renewals, extensions, modifications, amendments and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (f), unless the agreement pursuant to which any such indebtedness described in clauses (a) through (f) is created, issued, assumed or guaranteed expressly provides that such indebtedness is not senior or superior in right of payment to the Notes; provided, however, that the following shall not constitute Senior Indebtedness: (i) any indebtedness or obligation of the Company in respect of the Notes; (ii) any indebtedness of the Company to any of its subsidiaries or other affiliates; (iii) any indebtedness that is subordinated or junior in any respect to any other indebtedness of the Company other than Senior Indebtedness; and (iv) any indebtedness incurred for the purchase of goods or materials in the ordinary course of business.

         In the event that the Trustee (or paying agent if other than the Trustee) or any Holder receives any payment of principal or interest with respect to the Notes at a time when such payment is prohibited under the Indenture, such payment shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is paid in full and until the Notes are paid in full, Holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Indebtedness.

         As of March 31, 1996, the Company had approximately $10 million in principal amount of indebtedness that would be considered Senior Indebtedness under the $300 million Chase Facility. The Company does not have any other material Senior Indebtedness outstanding as of such date. Pursuant to the recently amended terms of the Chase Facility, the Company will not be able to make aggregate borrowings under the Chase Facility in excess of approximately $260 million. Such borrowings would constitute Senior Indebtedness and would rank prior in right of payment to the Holders of the Notes, notwithstanding that it is incurred subsequent to the issuance of the Notes. The Indenture does not prohibit or limit the incurrence of such Senior Indebtedness.

         In addition, because the Company's operations are conducted primarily through its operating subsidiaries, including regulated insurance companies and HMOs, claims of holders of indebtedness of such subsidiaries, as well as claims of regulators and creditors of such subsidiaries, have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes. As of March 31, 1996, the aggregate liabilities of such subsidiaries were approximately $306 million. Such HMO and insurance subsidiaries are subject to certain minimum capital requirements imposed by state insurance authorities. In addition, state insurance authorities have the power to disapprove of the payment of dividends and other intercompany payments by regulated HMO and insurance subsidiaries. Under certain circumstances, state insurance authorities have the power to impose increased minimum capital requirements and prohibit the payment of dividends and other upstream payments by such HMO and insurance subsidiaries, which could adversely affect the Company's ability to repurchase Notes whose Holders elect to cause the Company to repurchase their Notes upon a Change of Control, repay the Notes at maturity or make interest payments on the Notes. The Indenture does not limit the amount of additional indebtedness which any of the Company's subsidiaries can create, incur, assume or guarantee.

         Because of these subordination provisions, in the event of a liquidation or insolvency of the Company or any of its subsidiaries, Holders of Notes may recover less, ratably, than the holders of Senior Indebtedness.

         The Company expects from time to time to incur indebtedness constituting Senior Indebtedness other than debt under the Chase Facility. The Indenture does not prohibit or limit the incurrence of additional indebtedness, including Senior Indebtedness, by the Company or its subsidiaries.

OPTIONAL REDEMPTION BY THE COMPANY

         The Notes are not redeemable at the option of the Company prior to March 1, 1999. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), together with accrued interest to the date fixed for redemption if redeemed during the 12-month period beginning March 1:

                                                                    REDEMPTION
                                      DATE                            PRICE
                                      ----                            -----
                                      1999                            102.5%
                                      2000                            101.7%
                                      2001                            100.8%

         and 100% on or after March 1, 2002

         If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the Notes.

CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require that the Company repurchase such Holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions in the Indenture.

         A "Change of Control" means an event or series of events in which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock of the Company at an Acquisition Price (each term as defined herein) less than the conversion price then in effect with respect to the Notes and (ii) the holders of the Common Stock receive consideration which is not all or substantially all common stock that is (or upon consummation of or immediately following such event or events will be) listed on a United States national securities exchange or approved for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities' prices; provided, however, that any such person or group shall not be deemed to be the beneficial owner of, or to beneficially own, any Voting Stock tendered in a tender offer until such tendered Voting Stock is accepted for purchase under the tender offer. "Voting Stock" means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). "Acquisition Price" means the weighted average price paid by the person or group in acquiring the Voting Stock.

         Within 30 days following any Change of Control, the Company shall send by first-class mail, postage prepaid, to the Trustee and to each Holder of Notes, at such Holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a Holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

         The Company will comply, to the extent applicable, with the requirements of Rule 13e-4 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Notes as described above.

         The occurrence of certain of the events that would constitute a Change of Control may constitute a default under the Chase Facility. Future indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require the Company to offer to redeem such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of Notes of their right to require the Company to purchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on the Company. Finally, the Company's ability to pay cash to Holders of Notes upon a purchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of the incumbent management.

MERGER, CONSOLIDATION AND SALE OF ASSETS

         The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to any person unless: (i) either the Company is the resulting, surviving or transferee person (the "Successor Company") or the Successor Company is a person organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not the Company) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Notes, including the conversion rights described above under "Conversion of Notes," (ii) immediately after giving effect to such transaction no Event of Default has happened and is continuing and (iii) the Company delivers to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

EVENTS OF DEFAULT AND REMEDIES

         An Event of Default is defined in the Indenture as being: default in payment of the principal of or premium, if any, on the Notes when due at maturity, upon redemption or otherwise, including failure by the Company to purchase the Notes when required as described under "Change of Control" (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); default for 30 days in payment of any installment of interest on the Notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); default by the Company for 90 days after notice in the observance or performance of any other covenants in the Indenture; or certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the Trustee may withhold notice to the Holders of Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the Holders of Notes to do so.

         The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the Holders of a majority in principal amount of Notes then outstanding.

         The Holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the Trustee following an Event of Default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless the Trustee receives satisfactory indemnity against any associated loss, liability or expense.

SATISFACTION AND DISCHARGE; DEFEASANCE

         The Indenture will cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders of Notes to receive payments of principal of, premium, if any, and interest on, the Notes, (iv) rights of Holders of Notes to convert to Common Stock, (v) rights, obligations and immunities of the Trustee under the Indenture and (vi) rights of the Holders of Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them), if (A) the Company will have paid or caused to be paid the principal of, premium, if any, and interest on the Notes as and when the same will have become due and payable or (B) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (C) (x) the Notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice and (y) the Company will have irrevocably deposited with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which the Company is a party or by which it is bound and the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

         The Indenture will also cease to be in effect (except as described in clauses (i) through (vi) in the immediately preceding paragraph) and the indebtedness on all outstanding Notes will be discharged on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

         The Company may also be released from its obligations under the covenants described above under "Change of Control" and "Merger, Consolidation and Sale of Assets" with respect to the Notes outstanding on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("covenant defeasance"). Such covenant defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel to the effect that the Holders of Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by the Company and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with. Following such covenant defeasance, the Company will no longer be required to comply with the obligations described above under "Merger, Consolidation and Sale of Assets" and will have no obligation to repurchase the Notes pursuant to the provisions described under "Change of Control."

         Notwithstanding any satisfaction and discharge or defeasance of the Indenture, the obligations of the Company described under "Conversion of Notes" will survive to the extent provided in the Indenture until the Notes cease to be outstanding.

MODIFICATIONS OF THE INDENTURE

         The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to make redemption of any Note upon the happening of a Change of Control, impair or affect the right of a Holder to institute suit for the payment thereof, change the currency in which the Notes are payable, modify the subordination provisions of the Indenture in a manner adverse to the Holders of Notes or impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, without the consent of the Holder of each Note so affected or (ii) reduce the aforesaid percentage of Notes, without the consent of the Holders of all of the Notes then outstanding.

REGISTRATION RIGHTS

         The Company agreed, under the terms of a registration rights agreement (the "Registration Rights Agreement") with the Initial Purchasers, for the benefit of the Holders of Notes, that the Company would use its best efforts to file with the Commission within 90 days after the original issuance date of the Notes a shelf registration statement (the "Shelf Registration Statement") on such form as the Company deems appropriate covering resales by the Holders of Notes and the shares of Common Stock issuable upon conversion of the Notes and would use all reasonable efforts to cause the Shelf Registration Statement to become effective as promptly as practicable and keep such Shelf Registration Statement effective until such date that is three years after the latest date of original issuance of the Notes. The Company will be permitted to suspend the use of the prospectus that is a part of such Shelf Registration Statement during certain periods of time and under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. A Holder who sells the Notes and the Common Stock issued upon conversion of the Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such Holder (including certain indemnification provisions).

         At any time during the three-year period following the date of latest date of original issuance of the Notes when a registration statement under the Securities Act covering the Notes and the Shares is not effective or the Company has suspended use of the prospectus that is part of such registration statement, neither the Notes nor the Shares may be sold or otherwise transferred except in accordance with certain transfer restrictions set forth in the Indenture.

CONCERNING THE TRUSTEE

         The Bank of New York, the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. The Bank of New York also serves as the transfer agent and registrar of the Common Stock. The Trustee and/or its affiliates may in the future provide banking and other services to the Company in the ordinary course of their respective businesses.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 800,000,000 shares of Common Stock, par value $.10 per share, and 10,000,000 shares of Preferred Stock (the "Preferred Stock"). As of May 31, 1996, 63,710,957 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters to be voted upon by the stockholders. The Company's Board of Directors is divided into three classes, with the directors in each class holding office for a term of three years following election. Subject to the rights of holders of outstanding Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid cash dividends on its Common Stock since its inception and does not expect to pay cash dividends on the Common Stock in the foreseeable future. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock have the right to a ratable portion of the assets remaining after payment to the Company's creditors, subject to any preferential payments required to be made to holders of outstanding Preferred Stock, if any. Holders of Common Stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares issuable upon conversion of the Notes sold in this offering will be, fully paid and nonassessable. The preferences and rights of holders of shares of Common Stock may become subject to those of holders of shares of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

         The Board of Directors has the authority, without further stockholder approval, to issue the shares of Preferred Stock in one or more series from time to time and to fix the powers, designations, preferences, and rights, and the qualifications, limitations, or restrictions of such preferences and/or rights. While the issuance of Preferred Stock could provide needed flexibility in connection with possible acquisitions and for other corporate purposes, such issuance could also make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or discourage an attempt to gain control of the Company, and might adversely affect the holders of Common Stock. Among other things, the Preferred Stock may be issued with extraordinary voting, dividend, redemption or conversion rights.

TRANSFER AGENT AND REGISTRAR

         The Bank of New York has been appointed by the Company as the transfer agent and registrar of the Common Stock.

                           CERTAIN TAX CONSIDERATIONS

GENERAL

    The following is a discussion of certain U.S. federal income tax and estate tax consequences of the purchase, ownership and disposition of the Notes as of the date hereof. For purposes of this discussion, a "U.S. Holder" is a Holder that is an individual who is a citizen or resident of the United States, a corporation or a partnership that is organized under the laws of the United States or any state thereof or an estate or trust whose income is includible in gross income regardless of its source. A "Non-U.S. Holder" is a Holder that is not a U.S. Holder. This summary applies only to Notes and Common Stock held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). It does not discuss all of the tax consequences that may be relevant to a Holder in light of its particular circumstances or to Holders subject to special rules, such as dealers in securities or foreign currencies, financial institutions, life insurance companies, or regulated investment companies, or to Holders whose functional currency is not the United States dollar or who hold the Notes or the Common Stock as part of a synthetic security, conversion transaction, or certain "straddle" or hedging transactions.

    The U.S. federal income tax and estate tax considerations set forth below are based upon the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those presented below.

U.S. HOLDERS

    Interest. Interest on a Note should be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

    Sale, Exchange or Redemption of a Note. A U.S. Holder should recognize gain or loss, if any, on the sale, redemption or other taxable disposition of a Note in an amount equal to the difference, if any, between the U.S. Holder's adjusted tax basis in the Note and the amount received therefor (other than amounts attributable to accrued and unpaid interest on the Notes, which should be treated as interest for U.S. federal income tax purposes). Subject to the market discount rules noted under "U.S. Holders -- Market Discount and Bond Premium" below, gain or loss, if any, recognized on the sale, redemption or other taxable disposition of a Note generally should be long-term capital gain or loss if the Note was held for more than one year as of the date of disposition.

    Market Discount and Bond Premium. If a U.S. Holder acquires a Note subsequent to its original issuance and the Note's stated redemption price at maturity exceeds the U.S. Holder's initial tax basis in the Note by more than a de minimis amount, the U.S. Holder should generally be treated as having acquired the Note at a "market discount" equal to such excess. In addition, if a U.S. Holder's initial tax basis in a Note exceeds the stated redemption price at maturity of the Note, the U.S. Holder should generally be treated as having acquired the Note with "bond premium" in an amount equal to such excess. U.S. Holders should consult their tax advisers regarding the existence, if any, and tax consequences of market discount and bond premium.

    Conversion of the Notes. A U.S. Holder should not recognize gain or loss upon conversion of the Notes into Common Stock. The U.S. Holder's tax basis in shares of Common Stock received upon conversion should be the same as the U.S. Holder's adjusted tax basis of the Notes converted (reduced by the portion of such basis allocable to any fractional Common Stock interest for which the U.S. Holder receives a cash payment from the Company). The holding period of the Common Stock received in the conversion should include the holding period of the Notes that were converted. A U.S. Holder generally should recognize gain (or loss) upon a conversion to the extent that any cash paid in lieu of a fractional share of Common Stock exceeds (or is less than) its tax basis allocable to such fractional share.

    Dividends. Dividends paid on Common Stock received upon conversion will be taxable to a U.S. Holder as ordinary income, to the extent paid out of the Company's current or accumulated earnings and profits. Subject to certain restrictions, dividends received by a corporate U.S. Holder generally should be eligible for the 70% dividends received deduction.

    Sale of Common Stock. A U.S. Holder of Common Stock received on conversion who sells or otherwise disposes of such stock in a taxable transaction will recognize capital gain or loss equal to the difference between the cash and the fair market value of any property received on such sale and the U.S. Holder's tax basis in such stock. Such gain or loss will be long term gain or loss if the holding period for such Common Stock was more than one year.

    Redemption of Common Stock. A redemption by the Company of some or all of a U.S. Holder's Common Stock will be treated as a dividend to the redeeming U.S. Holder to the extent of the Company's current and accumulated earnings and profits unless the redemption meets one of the tests under Section 302(b) of the Code. If one of the tests under Section 302(b) is met, the redemption will be treated as an exchange giving rise to capital gain or loss, except to the extent of declared but unpaid dividends. Such gain or loss will be long term capital gain or loss if the holding period for such Common Stock was more than one year. U.S. Holders should consult their tax advisors as to the application of Section 302(b) to their particular circumstances.

    Adjustments to Conversion Price. Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a U.S. Holder of a Note should be treated as having received a constructive distribution from the Company upon an adjustment in the conversion price of the Notes if (i) as a result of such adjustment, the proportionate interest of such U.S. Holder in the assets or earnings and profits of the Company is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable, anti-dilution formula. An adjustment in the conversion price would not be considered made pursuant to such a formula if the adjustment were made to compensate for certain taxable distributions with respect to the Common Stock into which the Notes are convertible. Thus, under certain circumstances, a decrease in the conversion price of the Notes may be taxable to a U.S. Holder of a Note as a dividend to the extent of the current or accumulated earnings and profits of the Company. In addition, the failure to adjust fully the conversion price of the Notes to reflect distributions of stock dividends with respect to the Common Stock may result in a taxable dividend to the U.S. Holders of the Common Stock.

    Backup Withholding and Information Reporting. A U.S. Holder of a Note, or of Common Stock issued upon conversion of a Note, may be subject to information reporting and possible backup withholding. If applicable, backup withholding would apply at a rate of 31% with respect to dividends or interest on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, such Note or Common Stock, as the case may be, unless (i) such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules.

NON-U.S. HOLDERS

    The Notes. The payment of interest on a Note should generally not be subject to U.S. federal withholding tax, if (1) the interest is not effectively connected with the conduct of a trade or business within the United States, (2) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (3) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership and
(4) either (i) the beneficial owner of the Note certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on U.S. Treasury Form W-8 (or on a suitable substitute form) or
(ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payer with a copy thereof.

    A Non-U.S. Holder should generally not be subject to U.S. federal income tax on any gain or income realized in connection with the sale, exchange, retirement, or other disposition of a Note, including the exchange of a Note for Common Stock, unless the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) has a tax home in the United States and the gain from the disposition is not attributable to an office of other fixed place of business maintained by such non-U.S. Holder in a foreign country or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in the United States.

    A Note held directly by an individual who, at the time of death, is not a citizen or resident of the United States should not be includible in such individual's gross estate for U.S. estate tax purposes as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of the individual's death, if payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Even if the Note is includible in the gross estate under the foregoing rules, the Note may be excluded under the provisions of an applicable estate tax treaty.

    The Common Stock. In general, dividends (including any amounts that are treated as dividends as described above) paid to a Non-U.S. Holder of the Common Stock should be subject to U.S. federal income tax withholding at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base," in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payer. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

    Dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding tax discussed above and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. However, on April 22, 1996, the Internal Revenue Service (the "Service") proposed regulations (the "Proposed Regulations") which would generally be effective for payments made after December 31, 1997, under which a Non-U.S. Holder of the Common Stock who wishes to claim the benefit of an applicable tax treaty rate would be required to satisfy applicable certification and other requirements. Prospective investors who would be Non-U.S. Holders should consult their tax advisors regarding the possible application of these rules.

    A Non-U.S. Holder of the Common Stock that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

    A Non-U.S. Holder of the Common Stock should generally not be subject to U.S. income or withholding tax on gain realized on the sale, exchange or redemption (provided that the redemption is treated as the sale or exchange of the stock) of such stock, unless the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) has a tax home in the United States and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States. Common Stock held directly by an individual who at the time of death is not a citizen or resident of the United States will nevertheless generally be includible in the gross estate of such individual for U.S. estate tax purposes, subject to contrary provisions of an applicable estate tax treaty.

    Backup Withholding and Information Reporting. Payments on the Notes made by the Company or any paying agent of the Company and payments of dividends on the Common Stock to certain noncorporate Non-U.S. Holders generally should be subject to information reporting and possibly to "backup withholding" at a rate of 31%. Information reporting and backup withholding do not apply, however, to payments made outside the United States by the Company or a paying agent on a Note or to payments of dividends on the Common Stock if the certification described under "Non-U.S. Holders -- The Notes" above is received, provided in each case that the payer does not have actual knowledge that the Holder is a U.S. Holder.

    Payment of proceeds from a sale of a Note or the Common Stock to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the United States of the proceeds of the sale of a Note or the Common Stock to or through a foreign office of a "broker" (as defined in applicable U.S. Treasury Regulations) should not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is from a U.S. trade or business, information reporting should apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. Holder and certain other conditions are not met or the beneficial owner otherwise establishes an exemption.

         The Proposed Regulations could affect the procedures to be followed by a Non-U.S. Holder or a financial institution in establishing such Non-U.S. Holder's non-United States status. Each Non-U.S. Holder should consult its tax advisor regarding the effect, if any, of the Proposed Regulations on its purchase, ownership, conversion, and disposition of the Notes, and its ownership and disposition of the Common Stock obtained as a result of any such conversion.

    THE U.S. FEDERAL INCOME TAX AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER'S SITUATION. PERSONS CONSIDERING A PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN LAWS AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES (POSSIBLY INCLUDING RETROACTIVE CHANGES) IN U.S. FEDERAL AND OTHER TAX LAWS.

                                 SELLING HOLDERS

         The Notes were initially issued and sold to Bear, Stearns & Co., Inc., Goldman, Sachs & Co., Merrill Lynch & Co., Morgan Stanley & Co. Incorporated, Robertson, Stephens & Company and Smith Barney Inc.

(together, the "Initial Purchasers"). The Selling Holders acquired the Notes (a) from the Initial Purchasers in transactions complying with Rule 144A, Regulation D or Regulation S under the Securities Act or (b) in other permitted resale transactions exempt from registration under the Securities Act from the Initial Purchasers or holders who acquired the Notes from the Initial Purchasers or other prior holders thereof. The Company agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities under the Securities Act that would arise in connection with the sale of the Notes by the Initial Purchasers. The Selling Holders may from time to time offer and sell pursuant to this Prospectus any or all of the Notes or Common Stock issued upon conversion thereof.

         Except as otherwise indicated, the table below sets forth certain information with respect to the Selling Holders and the Securities as of June 4, 1996. The term Selling Holders includes the beneficial owners of the securities listed below and their transferees, pledgees, donees or other successors. Unless otherwise noted, the nature of beneficial ownership is sole voting and/or investment power. Other than as a result of the ownership of Securities indicated below, none of the Selling Holders has had any material relationship with the Company or any of its affiliates within the past three years.

                               Aggregate Principal Amount    Number of Shares
                               of Notes                      of Common Stock
Name                           That May Be Sold              That May Be Sold *
- ----                           --------------------------    ------------------
San Diego City Employees
 Retirement System                      540,000                      11,498
Occidental College                      160,000                       3,407
San Diego County Convertible          1,840,000                      39,178
Boston Museum of Fine Arts               60,000                       1,278
Wake Forest University                  460,000                       9,795
Presbyterian Healthcare                 330,000                       7,027
Equity Portfolio(1)                  15,000,000                     319,387
South Dakota Retirement System        3,500,000                       7,452
The TCW Group, Inc. on behalf of
 the following accounts:
  (a) TCW Convertible Value Fund      2,230,000                      47,482
  (b) General Motors Salaried
      Employees Convertible Fund      5,600,000                     119,238
  (c) State of Michigan Employees
      Retirement Fund                 1,440,000                      30,661
  (d) TCW Convertible Securities
      Fund                            3,325,000                      70,797
  (e) Cincinnati Bell Telephone
      Convertible Value Fund            625,000                      13,308
  (f) Massachusetts Mutual Life
      Insurance Company                 590,000                      12,563
  (g) North Dakota State Workers
      Compensation Fund                 845,000                      17,992
  (h) TCW/DW Income & Growth Fund       415,000                       8,836
  (i) Medical Malpractice Insurance
      Association                       130,000                       2,768
  (j) TCW Convertible Strategy Fund     890,000                      18,950
  (k) TCW Convertible Value L.P.        340,000                       7,239
  (l) North Dakota State Land Dept.     310,000                       6,601
Oppenheimer Bond Fund for Growth      6,000,000                     127,755
Hillside Capital Corporation             85,000                       1,810
Any other Selling Holder or future
 transferee from any such
 Selling Holder                     202,535,000                   4,312,466
                                   ------------                   ---------
                                   $247,250,000                   5,264,558

         (1) Equity Portfolio is a portfolio in the Preferred Master Trust Group (the "Trust Group") and is a series of an investment company registered under the Investment Company Act of 1940, as amended. American Express Financial Corporation, ("AEFC"), formerly known as IDS Financial Corporation, an investment adviser registered under the Investment Advisers Act of 1940, as amended, provides investment advisory services to the Trust Group and to certain other registered investment companies. AEFC is a wholly-owned subsidiary of American Express Company. The information set forth in the table with respect to the portfolio and the information set forth in this footnote was provided by AEFC.

* Assumes a conversion price of $46.965 per share, and a cash payment in lieu of any fractional share interest.

         The preceding table has been prepared based upon information furnished to the Company by the Depository Trust Company and by or on behalf of the Selling Holders. Additional information concerning ownership of the Securities offered hereby rests with certain holders of the Securities who are not named in the preceding table, with whom the Company believes it has no affiliation and from whom the Company has received no response to its request for such information.

         In view of the fact that Selling Holders may offer all or a portion of the Notes or shares of Common Stock held by them pursuant to the offering contemplated by this Prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Notes or the number of shares of Common Stock that will be held by the Selling Holders after completion of the offering made hereby. In addition, the Selling Holders may have sold, transferred or otherwise disposed of all or a portion of their Notes and/or Common Stock since the date on which they provided the information set for above, in transactions exempt from the registration requirements of the Securities Act.

         Information concerning the Selling Holders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and therefor the number of shares issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion of the Notes offered hereby may increase or decrease.

                              PLAN OF DISTRIBUTION

         The Securities covered hereby may be offered and sold from time to time by the Selling Holders. The Selling Holders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Sales of the Securities are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. Such sales may be made on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to the then prevailing market prices or in negotiated transactions, including without limitation pursuant to one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (c) block trades in which a broker-dealer so engaged will attempt to sell the Securities as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. The Selling Holders have agreed that they will not participate in any underwritten offering of the Securities and the Company has no obligation to conduct or cooperate in such an offering for their benefit.

         The Company has been advised that, as of the date hereof, the Selling Holders have made no arrangement with any broker for the offering or sale of the Notes or the shares of Common Stock issuable upon conversion thereof. Brokers, dealers or agents may participate in such transactions as agents and may, in such capacity, receive brokerage commissions from the Selling Holders or purchasers of such securities. Such brokers, dealers or agents may also purchase the Notes or shares of Common Stock issuable upon conversion thereof and resell such securities for their own account. The Selling Holders and such brokers, dealers or agents may be considered "underwriters" as that term is defined by the Securities Act, although the Selling Holders disclaim such status. Any commissions, discounts or profits received by such brokers, dealers or agents in connection with the foregoing transactions may be deemed to be underwriting discounts and commissions under the Securities Act.

         To comply with the securities laws of certain jurisdictions, if applicable, the Notes and Common Stock issuable upon conversion thereof will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Notes and Common Stock issuable upon conversion thereof may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or unless an exemption from such registration or qualification is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the shares of Common Stock issuable upon conversion thereof may be limited in its ability to engage in market activities with respect to such Notes or the shares of Common Stock issuable upon conversion thereof. In addition and without limiting the foregoing, each Selling Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Notes and shares of Common Stock issuable upon conversion thereof by the Selling Holders. All of the foregoing may affect the marketability of the Notes and shares of Common Stock issuable upon conversion thereof.

         The Company may suspend the use of this Prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the Commission or similar events. The Company is obligated in the event of such suspension to use its reasonable efforts to ensure that the use of the Prospectus may be resumed as soon as practicable.

         The Company has agreed to pay substantially all of the expenses incident to the registration, offering and sale of the Notes or the shares of Common Stock issuable upon conversion thereof to the public other than commissions and discounts of brokers, dealers or agents and other than the fees and disbursements of counsel to the Holders, which shall be paid by the Initial Purchasers of the Notes. Such expenses (excluding such commissions and discounts and fees and disbursements of counsel to the Holders) are estimated to be approximately $275,300. The Company has also agreed to indemnify the Selling Holders against certain liabilities, including certain liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the Securities offered hereby and certain additional legal matters will be passed upon for the Company by Sheehan Phinney Bass + Green, Professional Association, Manchester, New Hampshire. Certain members of Sheehan Phinney Bass + Green, Professional Association beneficially own an aggregate of 60,840 shares of Common Stock as of the date hereof.

                                 EXPERTS


  The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  With respect to the unaudited interim financial information for the period ended March 31, 1996 and 1995 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

     No dealer, sales representative, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Holder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there been no change in the affairs of the Company since such date.

                             ----------------------

             TABLE OF CONTENTS

                                                     Page
                                                     ----

Available Information.................                 3
Incorporation of Certain Documents
    by Reference......................                 3
Summary...............................                 4
Risk Factors..........................                 7
Pro Forma Financial Information.......                10
Ratio of Earnings to Fixed Charge.....                15
Use of Proceeds.......................                15
Description of the Notes..............                15
Description of Capital Stock..........                23
Certain Tax Considerations............                24
Selling Holders.......................                27
Plan of Distribution..................                28
Legal Matters.........................                29
Experts...............................                30




       HEALTHSOURCE, INC.

          $247,250,000
         5% CONVERTIBLE
          SUBORDINATED
         NOTES DUE 2003
               AND
          COMMON STOCK
- -------------------------------------

           PROSPECTUS

- -------------------------------------

          JUNE 4, 1996

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses in connection with the distribution of the Securities being registered are estimated as follows:

Securities and Exchange Commission Registration Fee                    $  85,300
Legal Fees and Expenses                                                   75,000
Accounting Fees and Expenses                                              75,000
State Securities Laws Registration Fees and Expenses                      10,000
Trustee and Registrar Fees and Expenses                                   10,000
Miscellaneous                                                             20,000
                                                                        --------
         Total                                                          $275,300
                                                                        ========

         All such expenses will be borne by the Company, other than the fees and expenses of counsel to the Selling Holders, which will be borne by the Initial Purchasers of the Notes.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The By-Laws of the Company and the New Hampshire Business Corporation Act provide that the Company shall indemnify any person who is or was a party to any pending or completed action, other than an action by or in the right of the Company, by reason of the fact that he is or was a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement if he acted in good faith and he reasonably believed, (i) in the case of conduct in his official capacity that his conduct was in the best interests of the Company, or (ii) in all other cases, that his conduct was not opposed to its best interests; or, in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Any such director, officer, employee or agent shall be indemnified by the Company in an action by or in the right of the Company to the same extent and under the same circumstances, except that no indemnification may be made for any claim as to which the person shall have been adjudged to be liable to the Company. The Company may not indemnify any such director, officer, employee or agent in connection with any proceeding charging improper personal benefit to him if he is adjudged liable on that basis. Prior to and as a condition of any indemnification by the Company of any such director, officer, employee or agent, the Board of Directors must make a determination that under the facts of the matter, the person seeking indemnification met the applicable standard of conduct. However, the Company must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the Company. In the case of the advancement by the Company of expenses before the final disposition of a proceeding involving any such person, such person must affirm his good faith belief that his conduct met the applicable standard of conduct and must undertake to repay the advance if it is ultimately determined that he did not meet the applicable standard of conduct, and the Board of Directors must make a determination that the facts then known would not preclude indemnification of such person. The Company is obligated pursuant to indemnity agreements with its directors and executive officers to indemnify them to the full extent permitted by law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

16.      EXHIBITS

Exhibit                                                                   Source or Page
 No.                                          Document                    of This Report
- -------                                       --------                    --------------

(4)              Instruments Defining the Rights of Security Holders

                 4.1      Indenture dated as of March 6, 1996 by and        Filed herewith
                          between Healthsource, Inc. and The Bank of New
                          York as Trustee and the form of First
                          Supplemental Indenture dated as of June 3, 1996

                 4.2      Note Resale Registration Rights Agreement dated   Exhibit 4.2 to Form 10-Q for
                          as of March 6, 1996 by and between                the Quarter Ended March 31,
                          Healthsource, Inc. and Bear, Stearns & Co.,       1996
                          Inc. for itself and on behalf of the Initial
                          Purchasers

(5)              Opinion regarding Legality

                 5.1      Opinion of Sheehan Phinney Bass + Green,           Filed herewith
                          Professional Association

(12)             Computation of Historical Financial Ratios                  Filed herewith

(15)             Letter regarding Unaudited Interim Financial Information    Filed herewith

(23)             Consents of Experts and Counsel

                 23.1     Consent of Deloitte & Touche LLP                   Filed herewith

                 23.2     Consent of Sheehan Phinney Bass + Green,           Included in Exhibit 5.1 above
                          Professional Association

(25)             Statement of Eligibility of Trustee

                 25.1     Statement of The Bank of New York                   Filed herewith

ITEM 17. UNDERTAKINGS

         The Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The Company hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of
Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Healthsource, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hooksett, State of New Hampshire, on June 4, 1996.

                       HEALTHSOURCE, INC.

                          /s/ Norman C. Payson, M.D.
                       By:________________________________
                          Norman C. Payson, M.D.
                          President and Chief Executive
                          Officer (Principal Executive Officer)


                          /s/ Thomas M. Congoran
                       By:________________________________
                          Thomas M. Congoran
                          Chief Financial Officer
                          (Principal Financial and
                          Accounting Officer)

         Each person whose signature appears below hereby constitutes and appoints each of Norman C. Payson, M.D. and Thomas M. Congoran, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intends and purposes as he might or could perform and do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date                                 Title                   Signature
- ----                                 -----                   ---------
June 4, 1996                         Director                /s/ Norman C. Payson, M.D.
                                                             __________________________
                                                             Norman C. Payson, M.D.

June 4, 1996                         Director and Chairman   /s/ Merwyn Bagan, M.D.
                                     of the Board            __________________________
                                                             Merwyn Bagan, M.D.


June 4, 1996                         Director                /s/ Paul D. Baron, M.D.
                                                             ______________________________
                                                             Paul D. Baron, M.D.

June 4, 1996                         Director                /s/ Daniel F. Eubank, M.D.
                                                             ______________________________
                                                             Daniel F. Eubank, M.D.

                                     Director
                                                             ______________________________
                                                             Robert A. Leipold, M.D.

June 4, 1996                         Director                /s/ Robert S. Cathcart, M.D.
                                                             ______________________________
                                                             Robert S. Cathcart, M.D.

June 4, 1996                         Director                /s/ Francis G. Middleton, M.D.
                                                             ______________________________
                                                             Francis G. Middleton, M.D.

June 4, 1996                         Director                /s/ Robert H. Bilbro, M.D.
                                                             ______________________________
                                                             Robert H. Bilbro, M.D.

June 4, 1996                         Director                /s/ David W. Schall, M.D.
                                                             _______________________________
                                                             David W. Schall, M.D.

June 4, 1996                         Director                /s/ J. Harold Chandler
                                                             _______________________________
                                                             J. Harold Chandler

                                EXHIBIT INDEX

Exhibit                                                                   Source or Page
 No.                                          Document                    of This Report
- -------                                       --------                    --------------

(4)              Instruments Defining the Rights of Security Holders

                 4.1      Indenture dated as of March 6, 1996 by and        Filed herewith
                          between Healthsource, Inc. and The Bank of New
                          York as Trustee and the form of First
                          Supplemental Indenture dated as of June 3, 1996

                 4.2      Note Resale Registration Rights Agreement dated   Exhibit 4.2 to Form 10-Q for
                          as of March 6, 1996 by and between                the Quarter Ended March 31,
                          Healthsource, Inc. and Bear, Stearns & Co.,       1996
                          Inc. for itself and on behalf of the Initial
                          Purchasers

(5)              Opinion regarding Legality

                 5.1      Opinion of Sheehan Phinney Bass + Green,           Filed herewith
                          Professional Association

(12)             Computation of Historical Financial Ratios                  Filed herewith

(15)             Letter regarding Unaudited Interim Financial Information    Filed herewith

(23)             Consents of Experts and Counsel

                 23.1     Consent of Deloitte & Touche LLP                   Filed herewith

                 23.2     Consent of Sheehan Phinney Bass + Green,           Included in Exhibit 5.1 above
                          Professional Association

(25)             Statement of Eligibility of Trustee

                 25.1     Statement of The Bank of New York                   Filed herewith